Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31,					Three Months Ended March 31,
	2010	2011	2012	2013	2014	2015

Pre-tax income from continuing operations	$128,455	$48,379	$2,218	$(311,366)	$32,990	$(18,604)
Fixed charges and preferred dividends	49,051	52,255	96,698	89,112	70,107	16,548
Amortization of capitalized interest	713	984	386	248	199	17
Interest capitalized	(4,247)	(1,432)	(531)	—	—	—
Preferred Dividends	—	—	—	—	—	—

Total adjusted earnings available for payment of fixed charges	$173,972	$100,186	$98,771	$(222,006)	103,296	(2,040)

Fixed charges
Interest expense	$39,420	$53,503	$90,132	$83,765	$65,359	$15,363
Interest capitalized	4,247	1,432	531	—	—	—
Amortization of debt-related expenses	4,882	5,113	5,374	4,743	4,264	1,067
Rental expense representative of interest factor	502	503	661	605	484	118
Preferred dividends	—	—	—	—	—	—

Total fixed charges	$49,051	$60,551	$96,698	$89,112	$70,107	$16,548

Ratio of earnings to fixed charges	3.5	1.7	1.0	— (1)	1.5	— (2)

(1)	Due to our net loss for the year ended December 31, 2013, the coverage ratio was less than 1:1. To achieve a coverage ratio of 1:1, we would have needed additional earnings of approximately $311.1 million for the year ended December 31, 2013.
(2)	Due to our net loss for the quarter ended March 31, 2015, the coverage ratio was less than 1:1. To achieve a coverage ratio of 1:1, we would have needed additional earnings of approximately $18.6 million for the quarter ended March 31, 2015.